EXHIBIT (a)(5)(xvi)

Contact:    LeAnne Zumwalt
                  DaVita Inc.
                  310 750-2072

DAVITA ANNOUNCES PRELIMINARY RESULTS OF
STOCK TENDER OFFER

Torrance, CA, May 30, 2002 – DaVita Inc. (NYSE: DVA) announced the preliminary results of its modified Dutch auction tender offer for up to 15 million shares of its common stock at a range of $21.00 to $25.00 per share, net to the seller in cash, without interest, which expired at 9:00 a.m., New York City time, today.

Based on a preliminary count by The Bank of New York, the depositary for the offer, approximately 21 million shares, including approximately 8 million shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $24.00 per share. Due to the over-subscription, shares tendered will be pro-rated. DaVita expects to purchase, subject to final verification, 15 million shares, resulting in an estimated pro-ration factor of approximately 71%. All shares purchased in the offer will receive the same price. The actual price per share and the pro-ration factor will be announced promptly following completion of the verification process. DaVita will fund the payment for shares from the proceeds of borrowings under its senior credit facilities.

The determination of the actual number of shares to be purchased is subject to final delivery and final confirmation. Additionally, under the securities laws, DaVita may purchase additional shares representing up to 2% of its outstanding common stock.

Credit Suisse First Boston Corporation acted as the Dealer Manager and Georgeson Shareholder acted as the Information Agent for the offer.

In addition, DaVita’s Board of Directors has authorized the repurchase of up to an additional $225 million of DaVita’s common stock in the open market over the next 18 months. Such purchases may be executed pursuant to a Rule 10b5-1 plan. In accordance with securities laws, no repurchases will be made until after June 14, 2002.

DaVita is a leading provider of dialysis services for patients suffering from chronic kidney failure. The Company owns and operates kidney dialysis centers and home peritoneal dialysis programs domestically in 32 states, as well as Washington, D.C. As of March 31, 2002, DaVita operated 495 outpatient dialysis facilities serving over 43,000 patients, including 3,400 patients in 32 centers under management.